SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       Rick's Cabaret International, Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                   765641-10-5
                                   -----------
                                 (CUSIP Number)

   Robert L. Watters, 3113 Bering Drive, Houston, Texas 77057, (713) 785-0444
   --------------------------------------------------------------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 11, 1998
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box.     [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  765641-10-5                                   Page  2  of  6

(1)     Name  of  Reporting  Person  and IRS Identification No. of Above Person:

Eric  Scott  Langan
(2)     Check  the  Appropriate  Box  if a Member of a Group (See Instructions).

                                                                   (a)       [ ]
                                                                   (b)       [ ]

(3)     SEC  Use  Only

(4)     Source  of  Funds  (See  Instructions)

                                       OO

(5)     Check  if  Disclosure  of  Legal  Proceedings
        is  Required  Pursuant  to  Items  2(d)  or  2(e).          [ ]

(6)     Citizenship  or  Place  of  Organization

                              U.S.A.

Number    (7)      Sole  Voting  Power
of                            402,146
Shares
Bene-
ficially  (8)      Shared  Voting  Power
Owned                         -0-
by
Each
Report-   (9)      Sole  Dispositive  Power
ing                           402,146
Person
With:
          (10)     Shared  Dispositive  Power
                              -0-

(11)     Aggregate  Amount  Owned  by  Each  Reporting  Person
                              402,146


(12)     Check  if  the  Aggregate  Amount  in  Row (11) Excludes Certain Shares
     (See  Instructions)     [  ]

CUSIP  No.  765641-10-5                                   Page  3  of  6

(13)     Percent  of  Class  Represented  by  Amount  if  Row  (11)

                              6.8%


(14)     Type  of  Reporting  Person
                              IN

CUSIP  No.  765641-10-5                                   Page  4  of  6

ITEM  1     Security  and  Issuer

     This statement is filed with respect to shares of common stock par value $0.01 (the "Shares") of Rick's Cabaret International, Inc. (the "Company", "Rick's" or the "Issuer"), whose address is 3113 Bering Drive, Houston, Texas 77057.

ITEM  2.     Identity  and  Background

          (a)     Eric  Scott  Langan  ("Langan")

          (b)     Business  address:  3113  Bering  Drive,  Houston, Texas 77057

          (c) Director and Vice-president-Operations of Rick's, and Director and President of Taurus Entertainment Companies, Inc. ("Taurus"), both of which are adult entertainment business, both of whose business address is 3113 Bering Drive, Houston, Texas 77057.

          (d)     No.

          (e)     No.

          (f)     U.S.A.


ITEM  3.     Source  and  Amount  of  Funds  or  Other  Consideration

     On August 11, 1998, Rick's and Langan entered into a Stock Exchange Agreement (the "Transaction") which provided for the acquisition by Rick's of certain shares of Taurus owned by Langan in exchange for 402,146 shares of Rick's.

CUSIP  No.  765641-10-5                                   Page  5  of  6

ITEM  4.     Purpose  of  Transaction

     Langan made this Transaction as an investment in an industry in which Langan has invested in the past. As a result of the Transaction, Langan was appointed as a Director and Vice-president-Operations of Rick's.

(a) Langan may, from time to time, acquire additional securities of the Company for investment purposes. In connection with Langan's position as Vice-president-Operations of Rick's, Langan will receive options to acquire shares of common stock of Rick's.

(b) Langan has no present plans or proposals for an extraordinary corporate transaction involving the Company.

(c) Langan has no present plans or proposals involving the sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d) Langan has no present plans or proposals involving any change in the present board of directors or management of the Company, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board. In connection with the Transaction, Langan was appointed as a Director and Vice-president-Operations of Rick's .

(e) Langan has no present plans or proposals for material change in the present capitalization or dividend policy of the Company.

(f) Langan has no present plans or proposals for material change in the Company's business or corporate structure.

(g) Langan has no present plans or proposals for changes in the Company's charter or bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

(h) Langan has no present plans or proposals for causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Langan has no present plans or proposals for a class of securities of the Company becoming eligible for termination of registration pursuant to
Section  12(g)(4)  of  the  Act.

(j) Langan has no present plans or proposals for any actions similar to those enumerated above.

CUSIP  No.  765641-10-5                                   Page  6  of  6

ITEM  5.     Interest  in  Securities  of  the  Issuer

     (a) Langan is the beneficial owner of 402,146 Shares of the Company, which represents 6.8% of the class of securities.


     (b) Langan has sole voting and dispositive power for all of the 402,146 Shares of the Company.


     (c)     None.

     (d)     None.

     (e)     Not  applicable.

ITEM 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

          Langan and Rick's entered into an Employment Agreement in connection with the appointment of Langan as a Director and Vice-president-Operations of Rick's which provides for the issuance by Rick's to Langan of options for up to 250,000 shares of common stock of Ricks.

ITEM  7.     Material  to  be  Filed  as  Exhibits

                    None


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

August  17,  1998                         /s/  Eric  Scott  Langan
-----------------                              -------------------
     Date                                      Eric  Scott  Langan